UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On September 12, 2018, SSLJ.com Limited (the “Company”) announces that the current report on Form 6-k Amendment (the “6-K Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2018 was made by certain employees of the Company without the Company’s authorization. Therefore the Company hereby restates the current report on Form 6-K filed with the Commission on August 29, 2018 (the “August 29, 2018 Form 6-K”) and withdraws the 6-K Amendment. For the purposes of clarification, as stated in the August 29, 2018 Form 6-K, the board of directors of the Company consists of the following members: Warren Wang (the Chairman), Ming Yi, Hon Man Yun, Ren Zhang and Yanping Li.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang Chief Executive Officer

Date: September 12, 2018